Exhibit (d)(3)

MOLECULAR DEVICES CORPORATION

1311 Orleans Drive

Sunnyvale, CA 94089-1136

January 20, 2007

MDS Inc.

2700 Matheson Blvd. E.

Suite 300, West Tower

Mississauga, Ontario

L4W 4V9 Canada

Ladies and Gentlemen:

MDS Inc. (the “Prospective Acquirer”) and Molecular Devices Corporation (“Target”) contemplate engaging in continuing negotiations regarding the possible purchase by the Prospective Acquirer of all of the stock of Target (the “Possible Transaction”). In anticipation of these negotiations, the Prospective Acquirer and Target (collectively, the “Parties”) agree as follows:

1. Subject to the other provisions contained in this letter agreement, during the Exclusivity Period (as defined in paragraph 5 of this letter agreement), Target will not do, and will instruct its Representatives (as defined in paragraph 5 of this letter agreement) not to do, any of the following:

(a) solicit, or knowingly encourage or knowingly facilitate, the initiation or submission of, any expression of interest, inquiry, proposal or offer from any person or entity (other than the Prospective Acquirer and its Representatives) relating to a possible Acquisition Transaction (as defined in paragraph 5 of this letter agreement); or

(b) participate in any discussions or negotiations or enter into any agreement with, or provide any nonpublic information to, any person or entity (other than the Prospective Acquirer and its Representatives) relating to or in connection with a possible Acquisition Transaction.

Notwithstanding anything to the contrary contained in this letter agreement or in the Confidentiality Agreement (as defined in paragraph 5 of this letter agreement), it will not be a breach of this letter agreement or the Confidentiality Agreement for Target or any of its Representatives to disclose to a third party the existence of this letter agreement. Target shall, and shall cause each of its Representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with the Prospective Acquirer and its Representatives) relating to a possible Acquisition Transaction.

2. Each Party acknowledges and agrees that no agreement providing for the Possible Transaction will be deemed to exist between the Parties unless and until a final, binding, definitive acquisition agreement with respect to the Possible Transaction has been executed and delivered by the Parties, and neither Party (and no affiliate of either Party) will be under any obligation to negotiate or enter into any such definitive acquisition agreement or transaction. The Parties also acknowledge and agree that, unless and until a final, binding, definitive acquisition agreement providing for the Possible Transaction has been executed and delivered by the Parties, neither Party (and no affiliate of either Party) will be under any legal obligation of any kind whatsoever with respect to the Possible Transaction by virtue of this letter agreement (except as expressly provided in this letter agreement).

3. This letter agreement and the Confidentiality Agreement set forth the entire understanding of the Parties relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between the Parties relating to the subject matter hereof and thereof. Nothing contained in this letter agreement shall limit any of the rights of Target or any of its affiliates, or any of the obligations of the Prospective Acquirer, under the Confidentiality Agreement.

MDS Inc.

4. This letter agreement shall be governed in all respects by the internal laws of the State of California, and no action or proceeding relating to this letter agreement may be brought or otherwise commenced in any court outside the State of California.

5. For purposes of this letter agreement:

(a) “Acquisition Transaction” shall mean any transaction directly or indirectly involving:

(i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of Target or any direct or indirect subsidiary or division of Target;

(ii) the issuance, grant, disposition or acquisition of (A) any capital stock or other equity security of Target or any direct or indirect subsidiary of Target, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of Target or any direct or indirect subsidiary of Target or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of Target or any direct or indirect subsidiary of Target; or

(iii) any merger, consolidation, business combination, share exchange, recapitalization, reorganization or similar transaction involving Target or any direct or indirect subsidiary of Target;

provided, however, that (A) the issuance by Target of equity securities to its employees in the ordinary course of business will not be deemed to be an “Acquisition Transaction” if such issuance is consistent with Target’s past practices and (B) the issuance of stock by Target to its employees upon the valid exercise of outstanding stock options will not be deemed to be an “Acquisition Transaction.”

(b) “Confidentiality Agreement” means the Confidentiality Agreement dated as of November 22, 2006 between the Parties.

(c) “Exclusivity Period” means the period commencing on the later of the date on which this letter agreement is executed on behalf of the Prospective Acquirer and the date this letter agreement is executed on behalf of Target and ending on the earliest of: (i) 11:59 p.m. on Sunday, January 28, 2007; (ii) the date on which the Prospective Acquirer breaches any provision of the Confidentiality Agreement; and (iii) the date on which the Prospective Acquirer terminates negotiations with Target regarding the Possible Transaction.

(d) “Representatives” shall mean each person or entity that is or becomes (i) a subsidiary of a Party or (ii) an executive officer, director, attorney, advisor, accountant, agent or representative of such Party or of any of such Party’s subsidiaries.

Very truly yours,

MOLECULAR DEVICES CORPORATION

By:	/s/ Timothy A. Harkness
Name:	Timothy A. Harkness
Title:	Chief Financial Officer and Senior Vice President Finance and Operations

ACKNOWLEDGED AND AGREED:

MDS INC.

By:	/s/ Kenneth L. Horton
Name:	Kenneth L. Horton
Title:	Executive Vice President

Date: January 20, 2007